Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.: 333-141008

The analysis in this report is based on information provided by ACE Securities Corp. Inc. (the “Depositor”).  Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website. Once available, the base prospectus and prospectus supplement may be obtained without charge by contacting Deutsche Bank Securities Inc. (“DBSI”) toll free at 1-800-503-4611. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement (collectively, the “Prospectus”). The information in this free writing prospectus is preliminary and is subject to change. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.  You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the “Computational Materials”) which have been prepared by DBSI in reliance upon information furnished by the Depositor.  Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein.  As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance.  These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.  Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods.  In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials.  Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls.  The specific characteristics of the securities may differ from those shown in the Computational Materials by a permitted variance of +/- 5% prior to issuance.  Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.  Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities.  You may withdraw your indication of interest at any time.

This free writing prospectus is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and is subject to completion or change.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase the offered securities, supersedes any prior version of this free writing prospectus and any information contained in any prior similar free writing prospectus relating to these securities.  If a preliminary prospectus is conveyed to you prior to your commitment to purchase, that document supersedes all other information provided to you concerning the offered securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued.  Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus.  If that condition is not satisfied, we will notify you, and neither the issuing entity nor DBSI will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Any legends, disclaimers or other notices that may appear in this free writing prospectus or on any electronic communication to which this free writing prospectus is attached which state that (1) these materials do not constitute an offer (or a solicitation of an offer), (2) no representation is made as to the accuracy or completeness of these materials and that these materials may not be updated or (3) these materials may be confidential are not applicable to this communication and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

This free writing prospectus relates to Registration Statement No. 333-141008.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUING ENTITY OF THE SECURITIES OR ANY OF ITS AFFILIATES.  DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUING ENTITY IN CONNECTION WITH THE PROPOSED TRANSACTION.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor or the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank toll-free at 1-800-503-4611.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and is subject to change.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.  THIS FREE WRITING PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.  The information in this free writing prospectus may be based on preliminary assumptions about the pool assets and the structure.  Any such assumptions are subject to change.

Deutsche Alt-A Securities Mortgage Loan Trust, Series 2007-3

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class CE, Class P, Class XS-1, Class XS-2 and Class R Certificates.

Class	Original Principal Balance or Notional Amount(1)	Type	Pass-Through Rate	Interest Type	Standard & Poor’s Rating	Moody’s Rating	Last Scheduled Distribution Date(2)
Offered Certificates:
I-A-1	$287,474,000	Super Senior	(3)	Floating	AAA	Aaa	October 2047
I-A-2	$31,941,000	Senior Support	One-Month LIBOR plus 1.000%(4)	Floating	AAA	Aaa	October 2047
II-A-1	$665,006,000	Super Senior	One-Month LIBOR plus 0.750%(4)	Floating	AAA	Aaa	October 2047
II-A-2	$73,889,000	Senior Support	One-Month LIBOR plus 1.000%(4)	Floating	AAA	Aaa	October 2047
M-1	$20,408,000	Subordinate	One-Month LIBOR plus 1.250%(4)	Floating	AA+	Aa1	October 2047
M-2	$16,910,000	Subordinate	One-Month LIBOR plus 1.500%(4)	Floating	AA+	Aa2	October 2047
M-3	$9,912,000	Subordinate	One-Month LIBOR plus 2.000%(4)	Floating	AA+	Aa3	October 2047
M-4	$9,913,000	Subordinate	One-Month LIBOR plus 2.500%(4)	Floating	AA	A1	October 2047
M-5	$8,746,000	Subordinate	One-Month LIBOR plus 2.500%(4)	Floating	AA-	A2	October 2047
M-6	$6,997,000	Subordinate	One-Month LIBOR plus 2.500%(4)	Floating	A	A3	October 2047
M-7	$6,414,000	Subordinate	One-Month LIBOR plus 2.500%(4)	Floating	BBB+	Baa1	October 2047
M-8	$5,248,000	Subordinate	One-Month LIBOR plus 2.500%(4)	Floating	BBB	Baa2	October 2047
M-9	$5,830,000	Subordinate	One-Month LIBOR plus 2.500%(4)	Floating	BBB-	Baa3	October 2047

(1)

These amounts are approximate.  They are subject to an upward or downward adjustment of no more than 5%, depending on the total principal amount of the mortgage loans delivered at closing.  Amount is “notional” if so indicated.

(2)

The actual final payment to any class of certificates could be significantly earlier.

(3)

The pass-through rate for the Class I-A-1 Certificates for any distribution date prior to the distribution date in October 2012 will be the lesser of (a) 6.000% per annum and (b) the related Net WAC Pass-Through Rate, as described in the prospectus supplement under “Description of the Certificates—Glossary—Pass-Through Rate”, and for any distribution date on or after the distribution date in October 2012 will be a per annum rate equal to the lesser of (a) one-month LIBOR plus 1.700% and (b) the related Net WAC Pass-Through Rate, as described in the prospectus supplement under “Description of the Certificates—Glossary—Pass-Through Rate”.   The Class I-A-1 Certificates will also have the benefit of a certificate swap agreement as described in the prospectus supplement.

(4)

The pass-through rate for each of these classes of offered certificates will be subject to a rate cap equal to the related Net WAC Pass-Through Rate, as described in the prospectus supplement under “Description of the Certificates—Glossary—Pass-Through Rate”.  The margins applicable to the Class I-A-2, Class II-A-1 and Class II-A-2 Certificates will increase by 100% and the margins applicable to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates will increase by 50% on the distribution date following the first possible optional termination date, as described in the prospectus supplement under “Description of the Certificates—Glossary—Pass-Through Rate.”  Each of these certificates will also have the benefit of a certificate swap agreement as described in the prospectus supplement.

The offered certificates will also have the following characteristics:

Class	Record Date(1)	Delay/ Accrual Period(2)	Interest Accrual Convention	Expected Final Distribution Date(3)	Minimum Denominations	Incremental Denominations
I-A-1	CM	24	30/360	November 2015	$ 25,000.00	$1
I-A-2	DD	0	Actual/360	November 2015	$ 25,000.00	$1
II-A-1	DD	0	Actual/360	November 2015	$ 25,000.00	$1
II-A-2	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-1	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-2	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-3	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-4	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-5	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-6	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-7	DD	0	Actual/360	November 2015	$ 25,000.00	$1
M-8	DD	0	Actual/360	October 2015	$ 25,000.00	$1
M-9	DD	0	Actual/360	February 2015	$ 25,000.00	$1

(1)

DD = For any distribution date, the close of business on the business day immediately prior to that distribution date.  CM = For any distribution date, the last business day of the month immediately preceding the month in which such distribution date occurs.

(2)

0 day = For any distribution date, the period from and including the distribution date of the month preceding the month in which such distribution date occurs (or, in the case of the first distribution date, the closing date) to and including the day preceding such distribution date.  Interest on the offered certificates (other than the Class I-A-1 Certificates) will be calculated based on a 360-day year and the actual number of days elapsed during the related interest accrual period.  24 day = For any distribution date, the interest accrual period will be the calendar month immediately preceding the month in which the related distribution date occurs.  Interest on the Class I-A-1 Certificates will be calculated based on a 360 day year composed of 12 thirty day months.

(3)

The expected final distribution date for each class of offered certificates is based upon (i) a prepayment assumption, which represents an assumed rate of prepayment each month relative to the then outstanding principal balance of a group of mortgage loans for the life of such mortgage loans and (ii) certain modeling assumptions.